Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (general investors, analysts and media)
(jacinto.marina@tmm.com.mx)	(kwalczak@dresnerco.com)
011-525-55-629-8790	312-726-3600

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

KANSAS CITY SOUTHERN COMPANY CONTACT:
William H. Galligan
(william.h.galligan@kcsr.com)
816-983-1551

Grupo TMM, S.A. And Kansas City Southern Announce Mexico's Foreign Investment
Commission To Release NAFTA Rail Decision On Or Before August 28, 2003

(August 13, 2003) – Kansas City Southern (KCS) (NYSE: KSU) and Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; TMM), have announced that Mexico's Foreign Investment Commission (FIC) will rule on the proposed transaction that would place TFM, S.A., de C.V. (TFM) under common control of NAFTA Rail on or before August 28, 2003. The approval of the FIC is necessary for a foreign company to become a majority owner of a Mexican-based company. The revised date is an extension of the previously announced decision date of August 12 and was granted upon written request from the FIC in order that the FIC commissioners would have adequate time to review the proposal.

Mexico's Competition Commission has already approved the proposed transaction. The FIC is the last Mexican regulatory entity that must approve the transaction that would change the majority ownership to NAFTA Rail.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is The Kansas City Southern Railway Company. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada and Mexico.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in TFM, which operates Mexico's Northeast Rail Lines and carries over 40 percent of the country's rail cargo.

This press release includes statements concerning potential future events involving the Company, which could materially differ from the events that actually occur. The differences could be caused by a number of factors, including those factors identified in a Current Report on Form 8-K dated December 11, 2001 filed by the Company with the Securities and Exchange Commission ("SEC") Commission file no. 1-4717). The Company will not update any forward-looking statements in this press release to reflect future events or developments.